EXHIBIT 99.1

HEXO MED, an affiliate of HEXO Corp, secures medical cannabis license in Europe

ATHENS, Greece, June 13, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) is pleased to announce that its affiliate, HEXO MED S.A. (“HEXO MED”) has received a medical cannabis installation license. The license, issued by the Greek government, will allow HEXO MED to establish cultivation, processing and manufacturing facilities in the region of Thessaly, Greece. With HEXO Corp’s experience in the industry, HEXO MED is poised to become a leader in the European cannabis landscape.

“This is a major step for HEXO as we continue to execute towards becoming a top three global cannabis company,” said Sebastien St-Louis, HEXO Corp CEO and co-founder. “Receiving licensing in Greece will allow us to bring know-how and brands powered by HEXO to the European market. The new facility will also drive value for current and future Fortune 500 partners by giving them access to licensed infrastructure internationally with the vision of capturing first-mover advantage in the burgeoning European cannabis market.”

HEXO MED’s large-scale high-tech greenhouse and world-class EU GMP facilities will be based on a 67,000 square meter (or 721,182 sq. ft.) plot in Larissa, Greece. The new facilities are expected to initially create 150 jobs in the local community which will continue to scale up as HEXO MED further expands. Construction of the approximately 30,000 square meter (or 323,000 sq. ft.) facility is expected to begin in Q4 2019.

About HEXO MED
HEXO MED, an affiliate of HEXO Corp, is a vertically integrated pharmaceutical company specialised in medical cannabis. HEXO MED aims to become the highest quality producer and distributor of medical cannabis products throughout Europe. HEXO MED is committed to drive research and development of the cannabis plant in Europe to bring new and innovative medical products to clients.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498